# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: StepStone Group Inc., CIK 0001796022
CUSIP: 85914M107
Title of class of securities: Class A Common Stock, Par Value $0.001 Per Share
Address of issuer's principal executive offices: 277 Park Avenue, 45th Floor, New York, New York (NY), 10172
Date of event which requires filing of this statement: 09/18/2025
Filed by CIK 0001821978
Persons authorized to receive notices and communications: Jennifer Y. Ishiguro, StepStone Group Inc., 277 Park Avenue, 45th Floor, New York, New York (NY), 10172, (212) 351-6100

## Reporting persons
- Thomas Keck (CIK 0001821978): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 4,299,538; shared voting power 0; sole dispositive power 4,299,538; shared dispositive power 0; aggregate amount beneficially owned 4,299,538 (5.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, Par Value $0.001 Per Share
Name of issuer: StepStone Group Inc.
Address of issuer's principal executive offices: 277 Park Avenue, 45th Floor, New York, New York (NY), 10172

## Item 2. Identity and Background
Name of person filing: Thomas Keck
Residence or business address: The principal business address of the Reporting Person is c/o StepStone Group Inc., 277 Park Avenue, 45th Floor, New York, New York 10172
Present principal occupation or employment: The principal occupation of the Reporting Person is Director of the Issuer and Partner of StepStone Group LP (the "Partnership").
Criminal convictions in the last five years: The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person has not, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a U.S. citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
As a result of the Issuer's initial public offering (the "IPO") of the Issuer's Class A Common Stock in September 2020 and related reorganization transactions, the Reporting Person beneficially owns certain Class B units in the Partnership (the "Class B Units") and an equal number of shares of the Issuer's Class B common stock, par value $0.001 per share (the "Class B Common Stock"), which were received in exchange for other securities of the Partnership that the Reporting Person beneficially owned prior to the IPO. The Reporting Person is party to an exchange agreement with the Issuer, that entitles the parties thereto (and certain permitted transferees thereof) to exchange their Class B units, together with an equal number of shares of the Class B Common Stock, for shares of Class A Common Stock on a one-for-one basis or, at the Issuer's election, for cash. The Reporting Person also owns certain shares of the Issuer's Class A Common Stock received in such exchanges, as well as Class A Common Stock received from the vesting of restricted stock units of the Issuer.

Concurrently with the closing of the Issuer's IPO and the Reorganization, certain of the Class B stockholders entered into a stockholders agreement (the "Stockholders Agreement") with respect to all shares of Class A Common Stock and Class B Common Stock held by them. The Stockholders Agreement provided for the establishment of a Class B Committee selected from time to time by the parties to that agreement (the "Class B Committee"), including the Reporting Person.

From the closing of the IPO to the date of this Schedule 13D, the Reporting Person reported his beneficial ownership of Class A Common Stock as a member of the Class B Committee. As of the date of this Schedule 13D, the Class B Committee has disbanded and the Reporting Person ceased to have any beneficial ownership in his role as a member of the Class B Committee.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired, and presently holds, Class A Common Stock, Class B Common Stock and Class B Units for investment purposes.

Except as otherwise described in this Schedule 13D, the Reporting Person does not currently have any plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D. However, as part of his ongoing evaluation of his investment and investment alternatives, the Reporting Person may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters or make formal proposals to the Board of Directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters. The Reporting Person reserves the right to acquire additional securities of the Issuer in the open markets, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of his holdings of securities of the Issuer or to change his intention with respect to any or all of the matters referred to in this Item 4. In addition, because the Reporting Person is a member of the Board of Directors of the Issuer, the Reporting Person may, from time to time, be involved in discussions which relate to one or more of the matters described in this Item 4. The Reporting Person disclaims any obligation to report on any plans or proposals with respect to the matters described in this Item 4 that develop or occur as a result of the Reporting Person's role as a director of the Issuer and participation in decisions regarding the Issuer's actions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person beneficially owns an aggregate number of 4,299,538 shares of Class A Common Stock as the direct holder of 2,290 shares of Class A Common Stock and the beneficial owner of 100,750 shares of Class A Common Stock and 2,551,124 Class B Units owned through a family trust, in which Mr. Keck shares voting power with his spouse, and the beneficial owner of 1,645,374 Class B Units owned by Cresta Capital, LLC. Such shares represent 5.2% of the 78,563,710 shares of Class A Common Stock issued and outstanding as of September 12, 2025, and assuming that the Reporting Person exchanges all of the Class B Units held directly or indirectly by him for shares of Class A Common Stock on a one-for-one basis.
Number of shares as to which each person has sole or shared power to vote or dispose:
The number of shares to which the Reporting Person has:

(i) Sole power to vote or to direct the vote: 4,299,538;
(ii) Shared power to vote or to direct the vote: 0;
(iii) Sole power to dispose or to direct the disposition of: 4,299,538; and
(iv) Shared power to dispose or to direct the disposition of: 0.
Transactions in the class effected during the past sixty days: The Reporting Person has not effected any transactions of shares of Class A Common Stock during the 60 days preceding the date of this report.
Other persons with the right to receive dividends or sale proceeds: Except as otherwise described in this Item 5, no one other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Class A Common Stock beneficially owned by the Reporting Person as described in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Pursuant to the Tenth Amended and Restated Limited Partnership Agreement of the Partnership, dated as of May 31, 2024 (the "Partnership Operating Agreement"), and the exchange agreement described above, the Reporting Person may exchange his Class B Units for shares of Class A Common Stock on a one-for-one basis, or at the Issuer's election, for cash, subject to timing and procedural requirements set forth therein. When a Class B Unit is exchanged for a share of Class A Common Stock, the corresponding share of the Issuer's Class B Common Stock will be automatically redeemed and cancelled. When a Class B Unit is surrendered for exchange, it will not be available for reissuance by the Issuer.

Pursuant to a registration rights agreement entered into by and among the Issuer, certain large institutional Class A stockholders and certain Class B stockholders, such holders can require the Issuer to register for resale under the Securities Act of 1933, as amended, the shares of Class A Common Stock issued upon exchange of the Class B Units. The registration rights agreement also provides for customary piggyback rights.

The Issuer entered into a tax receivable agreement with certain continuing partners of the Partnership effective as of the closing of the IPO that provides for the payment by the Issuer to certain continuing partners of the Partnership of 85% of the amount of tax benefits, if any, that the Issuer actually realizes (or in some circumstances is deemed to realize) as a result of increases in tax basis (and certain other tax benefits) resulting from purchases or exchanges of partnership units in the Partnership.

The foregoing summaries do not purport to be complete, and are qualified in their entirety by reference to the Partnership Operating Agreement, the tax receivable agreement, the exchange agreement and the registration rights agreement, filed herewith as Exhibits 1, 2, 3, and 4 respectively and incorporated herein by reference.

Other than the matters disclosed in this Schedule 13D, the Reporting Person is not party to any contracts, arrangements, understandings, or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Tenth Amended and Restated Limited Partnership Agreement of StepStone Group LP (incorporated by reference to Exhibit 10.1 to the Issuer's Form 8-K filed with the SEC on May 31, 2024).
2. Tax Receivable Agreement (Exchanges) (incorporated by reference to Exhibit 10.2 to the Issuer's Form 8-K filed with the SEC on September 18, 2020).
3. Exchange Agreement (incorporated by reference to Exhibit 10.4 to the Issuer's Form 8-K filed with the SEC on September 18, 2020).
4. Second Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Issuer's Form 8-K filed with the SEC on May 31, 2024).
5. Power of Attorney for Thomas Keck (incorporated by reference to Exhibit 24.8 to the Class B Committee's Schedule 13D filed on September 21, 2020).

## Signatures
- Thomas Keck: /s/ Jennifer Ishiguro, Attorney-in-Fact, Thomas Keck (09/18/2025)